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                              September 14, 2022

       Asaf Porat
       Chief Financial Officer
       AppYea, Inc.
       16 Natan Alterman St.
       Gan Yavne, Israel

                                                        Re: AppYea, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 29,
2022
                                                            File No. 333-264834

       Dear Mr. Porat:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2022 letter.

       Amendment No. 2 to Form S-1 filed August 29, 2022

       Use of Proceeds, page 29

   1. Please provide us with a reconciliation of your use of proceeds at each level (i.e., 25%,
                                                        50%, 75% and 100%) and
ensure that you include the offering expenses and amount of
                                                        debt repayment at each
level.
   2. We note your disclosure that you would receive $9,000,000 if all warrants issued in the offering are exercised
at $0.36 per share. However, several paragraphs later, you disclose that you would receive
$387,942 if all warrants are exercise. Please revise or explain the difference between the
two sums.
 Asaf Porat
FirstName  LastNameAsaf Porat
AppYea, Inc.
Comapany 14,
September  NameAppYea,
               2022       Inc.
September
Page 2     14, 2022 Page 2
FirstName LastName
Financial Statements
Note 8. Convertible Loans and Warrants, page F-14

3. We note your response to prior comment 7 which refers to the reverse merger transaction as the reason why the receipt of $250,000 and $110,000 from two investors during the year ended December 31, 2021 does not appear in the consolidated cash flow statement.
         Given that the reverse merger occurred in August of 2021 and that these monies were received from transactions that took place in November 2021, it is unclear why these transactions do not appear in the consolidated financials cash flow as of December 31,
         2021. Please advise.
        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202)
551-3887 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology